Exhibit (d)(26)

Schedule A

To the

Sub-Advisory Agreement

Between

DBX ADVISORS LLC

and

DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.

Fund	Fee as a % of Average Daily Net Assets
Deutsche X-trackers Municipal Infrastructure Revenue Bond ETF	0.05%

db X-trackers Ultra-Short Duration Bond ETF	0.10%

db X-trackers Managed Municipal Bond ETF	0.15%

  As revised November 4, 2015